                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d - 1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13-d-2(a)


                              (AMENDMENT NO.____)1


                                NATIONSRENT, INC.
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                                (Name of Issuer)


                          COMMON STOCK, $.01 PAR VALUE
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                         (Title of Class of Securities)


                                   638588 10 3
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                                 (CUSIP Number)


                          Stephen K. Roddenberry, Esq.
                       Akerman, Senterfitt & Eidson, P.A.
                      One S.E. Third Ave., Miami, FL 33131
                             TEL. NO. (305) 374-5600
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                OCTOBER 23, 1998
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             (Date of Event Which Requires Filing of This Statement)


      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: o


      NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


                         (Continued on following pages)
                               (Page 1 of 6 Pages)



----------

      1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

           The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the Notes).




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CUSIP NO. 638588 10 3                   13D                   PAGE 2 OF 6 PAGES



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            NAME OF REPORTING PERSONS
    1 S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) RAY L. O'NEAL, INC.
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            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
    2
                                                                        (b) [ ]

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            SEC USE ONLY
    3

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            SOURCE OF FUNDS*
    4
            OO
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            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) or 2(e)                                           [ ]

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            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            INCORPORATED IN STATE OF TEXAS
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                                           SOLE VOTING POWER
                                    7
          NUMBER OF                        5,312,500
            SHARES         -----------------------------------------------------
         BENEFICIALLY                      SHARED VOTING POWER
           OWNED BY                 8
             EACH                          0
          REPORTING        -----------------------------------------------------
            PERSON                         SOLE DISPOSITIVE POWER
                                     9
                                           5,312,500
                           -----------------------------------------------------
                                           SHARED DISPOSITIVE POWER
                                   10
                                           0
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            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            5,312,500
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            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    12      EXCLUDES CERTAIN SHARES*                                        [X]

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            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            10.7%
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            TYPE OF REPORTING PERSON*
    14
            CO
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!




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CUSIP NO. 638588 10 3                 13D                     PAGE 3 OF 6 PAGES


         The reporting person (the "Reporting Person") listed on the cover page to this Schedule 13D hereby makes the following statement (this "Statement") pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations promulgated thereunder.

ITEM 1.  SECURITY AND ISSUER

         This Statement relates to the common stock, $.01 par value per share (the "Common Stock"), of NationsRent, Inc. a Delaware corporation (the "Issuer"). The Issuer's principal executive office is located at 450 East Las Olas Boulevard, 14th Floor, Fort Lauderdale, Florida 33301.

ITEM 2.  IDENTITY AND BACKGROUND

         This Statement is being filed by Ray L. O'Neal, Inc., a Texas corporation ("RLOI"). The principal business of RLOI following the sale of substantially all of its assets (as described below) is to hold the Note (as defined below). RLOI's principal business address is 3900 Race Street, Fort Worth, Texas 76111.

         The names, address and principal occupations of each executive officer and director of RLOI, all of whom are United States citizens, are as follows:


NAME                      Title at RLOI                Business Address                       Principal Occupation
----                      -------------                ----------------                       --------------------
Don R. O'Neal             President and Director       NationsRent, Inc.                      President and Chief Operating
                                                       450 East Las Olas Blvd. 14th Floor     Officer of the Issuer.
                                                       Fort Lauderdale, Florida 33301
Ray L. O'Neal             Chairman of Board, Vice      Ray L. O'Neal, Inc.                    Business Consultant
                          President and Director       3900 Race Street
                                                       Fort Worth, Texas 76111
Ellen R. O'Neal           Secretary, Treasurer and     Ray L. O'Neal, Inc.                    Retired
                          Director                     3900 Race Street
                                                       Fort Worth, Texas 76111
Mike R. O'Neal            Assistant Secretary          Ray L. O'Neal, Inc.                    Equipment Manager.
                                                       3900 Race Street
                                                       Fort Worth, Texas 76111




         The O'Neal Revocable Trust dated December 27, 1987, has a controlling interest by virtue of having a majority of the voting stock in RLOI. Ray L. O'Neal and Ellen M. O'Neal are Co-Trustees of such Trust.

         Neither RLOI, nor to the knowledge of RLOI, any of the persons enumerated in Item 2 above have during the last five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.




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CUSIP NO. 638588 10 3                    13D                  PAGE 4 OF 6 PAGES



ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         As partial consideration for the sale of substantially all of the assets of RLOI (as discussed below) to the Issuer, RLOI received from the Issuer an Unsecured Convertible Subordinated Promissory Note in the principal amount of $42,500,000 (the "Note"). The Note has a six-year term, bears interest at six percent per annum and is immediately convertible at $8.00 per share of Common Stock (assuming a $42,500,000 principal amount) into 5,312,500 shares of Common Stock. The Issuer may require RLOI at any time during the term of the Note to convert the Note into shares of Common Stock of the Issuer at a conversion price equal to the closing price of the Common Stock immediately prior to such conversion, but in no event may the conversion price be more than $8.00 per share. The description of the Note above is qualified in its entirety by, and should be read in conjunction with, the Note filed as Exhibit A to this Statement and incorporated herein by reference.

ITEM 4.  PURPOSE OF THE TRANSACTION

         On October 23, 1998, RLOI sold substantially all of its assets to the Issuer pursuant to an Amended and Restated Asset Purchase Agreement, dated September 9, 1998, by and among RLOI, Mr. Don R. O'Neal and the Issuer, among other parties (the "Asset Purchase Agreement"). Prior to such sale, RLOI specialized in the rental of construction and industrial equipment. As partial consideration for the sale of substantially all of its assets, RLOI received the Note from the Issuer.

         Upon consummation of the sale of its assets to the Issuer pursuant to the Asset Purchase Agreement, Mr. Don R. O'Neal became President and Chief Operating Officer of the Issuer .

         Except as set forth herein, neither RLOI nor to RLOI's knowledge any of the persons or entities listed in Item 2 above, have any current plans or proposals that may have or which may relate to or would result in:

         (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

         (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board of Directors;

         (e) any material change in the present capitalization or dividend policy of the Issuer;

         (f) any other material change in the Issuer's business or corporate structure;

         (g) any changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

         (j) any actions similar to any of those enumerated above.



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CUSIP NO. 638588 10 3                     13D                 PAGE 5 OF 6 PAGES


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a) and (b) As of October 23, 1998, RLOI may be deemed to beneficially own 5,312,500 shares of Common Stock which shares are issuable upon the conversion of the Note. The 5,312,500 shares of Common Stock represent approximately 10.7% of the outstanding shares of Common Stock, calculated in accordance with Rule 13d-3 under the Exchange Act (based on 44,360,334 shares of Common Stock issued and outstanding as of October 23, 1998, plus the 5,312,500 shares of Common Stock issuable upon conversion of the Note). RLOI has the sole power to vote and the sole power to dispose of the 5,312,500 shares of Common Stock which it may be deemed to beneficially own. Pursuant to Rule 13d-3 of the Exchange Act, some persons or entities set forth in Item 2 above may be deemed to beneficially own the shares of Common Stock issuable upon conversion of the Note, however, as of the date of issue of the Note, such persons and entities disclaim beneficial ownership of the shares of Common Stock.

(c) Except for the transactions described herein, there have been no other transactions in any securities of the Issuer by RLOI or, to the knowledge of RLOI, any other person listed in Item 2 above during the past 60 days.

(d) No other person, other than as set forth herein, is known to have the right to receive or the power to direct receipt of dividends from, or the proceeds from the sale of, the aforementioned shares held by RLOI.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Pursuant to the Asset Purchase Agreement, RLOI has certain registration rights with respect to the Issuer's Common Stock issuable upon conversion of the
Note including, without limitation, an obligation by the Issuer to cause a registration statement to be filed with the Securities and Exchange Commission by October 23, 1999 covering the shares of Common Stock issuable upon conversion of the Note.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

         Exhibit A - Unsecured Convertible Subordinated Promissory Note



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CUSIP NO. 638588 10 3                   13D                   PAGE 6 OF 6 PAGES


                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 2, 1998


                                       RAY L. O'NEAL, INC., a Texas corporation



                                       By: /s/ Don R. O'Neal
                                          -------------------------------------
                                          Don R. O'Neal, President